Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Shelter Acquisition Corporation I (“the Company”) on Amendment No. 6 to Form S-1 (File No. 333-253213) of our report dated February 17, 2021, except for paragraph 3 of Note 1, paragraph 1 of Note 4 and paragraph 5 of Note 5 which are dated March 19, 2021, and Note 7 which is dated April 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of  Shelter Acquisition Corporation I as of December 31, 2020 and for the period from December 11, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

May 25, 2021